integrate connect respect



TALISMAN
ENERGY

2008 CORPORATE RESPONSIBILITY REPORT















about our company

Talisman Energy Inc. is a diversified, global, upstream oil and gas company.

Talisman was established in 1992. The Company produced over 430,000 boe/d in 2008, approximately 50% oil and liquids and 50% natural gas. Talisman has a diversified, global portfolio. Its main operating areas are North America (production greater than 1 bcfe/d, midstream operations), the North Sea (operates 39 fields) and Southeast Asia (long-life assets, low costs).

As part of its strategy for profitable long-term growth, Talisman has developed a three-part action plan. The Company is pursuing sizable opportunities in the North American unconventional natural gas business, as well as development opportunities in Southeast Asia and Norway. Talisman is shifting its international exploration portfolio toward high-impact prospects, which will support the ongoing renewal of the Company. In addition, the Company continues to focus its portfolio.

Talisman is committed to conducting its business safely, in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and is also included in the Dow Jones Sustainability (North America) Index. Talisman is the first Canadian company to join the Voluntary Principles on Security and Human Rights Plenary Group.

The Company is headquartered in Calgary, Alberta, Canada. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Talisman is also part of the S&P/TSX 60 Index. At year-end, the Company's enterprise value was over $16 billion, with 1,019 million shares outstanding.

In 2008, Talisman engaged Canadian Business for Social Responsibility (CBSR) to obtain qualitative feedback on Talisman's 2007 Corporate Responsibility Report. CBSR is a non-profit, member-led organization that is a leading source of corporate social responsibility expertise in Canada. CBSR conducted 20 one-on-one interviews with external stakeholders and facilitated an internal focus group with Talisman employees to gather feedback. Talisman endeavoured to incorporate this feedback into the development of this Report. Excerpts of this feedback are presented throughout this Report.



about our report

This Report focuses on Talisman's key corporate responsibility issues.

Unless the context indicates otherwise, reference in this Corporate Responsibility Report to "Talisman" or the "Company" is intended to include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc., such entity or partner of their separate legal status, for any purpose. References to production, acreage and drilling are gross (before royalty) numbers unless otherwise indicated. Talisman defines its stakeholders as its employees, shareholders, suppliers, service providers, communities, indigenous groups, investors, debtholders, governments, regulators and non-government organizations (NGOs) affected by, or that can affect, the Company's operations.

This Report is a reflection of Talisman's measurement and performance management efforts. It is not intended to be an exhaustive review of all activity the Company has undertaken or supported. Instead, Talisman aims to illustrate the corporate responsibility-related action that has been taken, and is being taken, to manage the Company's risks. The key performance indicators included in this document assist the Company in measuring its performance in certain corporate responsibility focus areas. Wherever possible, country-specific data has been used, while regional and aggregate data have also been included. Unless otherwise indicated, figures are reported in metric units and all financial information is reported in Canadian dollars. Please refer to the advisories, definitions and abbreviations at the back of this Report. An independent third party, PricewaterhouseCoopers LLP (PwC), has reviewed the data noted in bold contained in the Performance Data Tables on pages 34 to 39 of this Report.

This Report refers to the Company and its wholly owned subsidiaries operating around the world from the period January 1 to December 31, 2008. Talisman's last Report was published in April 2008 and the next Report is scheduled for publication in April 2010. To obtain copies of any of Talisman's Corporate Responsibility reports and other annual documents, please visit **www.talisman-energy.com.**





Canada

United States

Trinidad and Tobago

Colombia

Peru

Norway

United Kingdom

Kurdistan region of northern Iraq

Tunisia

Algeria

Qatar

Onshore exploration

Onshore production

Offshore exploration

Offshore production

Midstream infrastructure

Vietnam

Malaysia

Indonesia

Australia

Papua New Guinea

stakeholder feedback card
tell us what you think

TALISMAN
E N E R G Y

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○ Letter to Stakeholders

○ Corporate Responsibility

○ Health, Safety, Environment and Operational Integrity

○ Our People

○ North America

○ North Sea

○ Southeast Asia

○ International Exploration

○ Independent Reviewers' Report

○ Performance Data Tables

○ Global Reporting Initiative/United Nations Global Compact Index

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Thank you for your comments.





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2622440 **01**

1000003805-T2P5L3-BR01



PRICEWATERHOUSECOOPERS LLP
3100-111 5 AVE SW
CALGARY AB T2P 9Z9

Talisman integrates corporate responsibility into its decision-making and day-to-day actions. Talisman **connects** early and often with its stakeholders. Talisman **respects** its employees and the communities and environments in which it is active.

letter to stakeholders

Welcome to Talisman Energy's ninth Corporate Responsibility Report titled "Integrate. Connect. Respect." These words underscore the Company's approach to corporate responsibility, which is to integrate corporate responsibility into our decision-making and day-to-day actions, connect early and often with our stakeholders and to respect our employees and the communities and environments in which we operate.

In many ways, 2008 was as dynamic a year as any in recent memory. It was also my first full year as Talisman's President and Chief Executive Officer (CEO).

During the past year, we developed and started to implement a new strategy, which moved Talisman in a new direction. The Company had been successful for many years largely growing through acquisition. However, at our current size, we needed to create additional sources of growth for the future.

In charting our new strategic direction, we set three priorities: developing long-term growth opportunities, pursuing high-impact exploration, which will support the ongoing renewal of the Company and continuing to focus our portfolio. Since the introduction of the strategy last May, we have made significant progress.

Despite challenging economic conditions and commodity price volatility, Talisman has taken the necessary steps to navigate successfully through this period and continue to build a solid base for a profitable long-term future. The world requires energy to grow and, as confidence returns, so will demand and the need for oil and gas to fuel economic progress.

Portfolio and asset strategy are critical aspects of setting the Company up for the next stage of growth, but are not sufficient by themselves. We have also made significant changes to our organizational processes and capabilities throughout 2008 to underpin the delivery of our new portfolio strategy. We have upgraded and improved our health, safety and environment (HSE) and human resource capabilities and enhanced how we integrate and manage risk within our business.



Safety is the number 1 priority in Talisman's business. To reinforce this, the Company relaunched its values in early 2009, recognizing safety as the most important value. Talisman is focused on improving its safety management system and is dedicated to engaging in ongoing communication of safety risk components, systems and lessons learned.



HSE

Safe operations in all Company activities is a core value at Talisman. Integrated HSE performance is essential to corporate success and it begins with a clearly stated commitment from the top of the Company.

In 2008, Talisman's Board of Directors constituted an HSE and Corporate Responsibility (HSECR) Committee, responsible for oversight of the Company's HSE initiatives, policies and systems. This Committee is also responsible for reviewing this Report.

We also developed Talisman's new global HSE Policy, which was released in January 2009. The new Policy provides a simple, global and clear statement of our intent and aspirations, which are to create a working environment such that we cause no harm to people and we minimize our impact on the environment. This new Policy will serve as the cornerstone of our HSE programs in the future.

At the operational level, we took significant steps to improve the consistency and effectiveness of our HSE processes and programs. Following the completion of a global process safety management review, we established new Company-wide safety standards, increased our focus on process safety and developed a global safety performance management system.

Tragically, we recorded three contractor fatalities in 2008. In June, a trucking assistant lost his life during a drilling rig move in northeastern British Columbia, Canada. In September, a worker in Indonesia fell through the roof of a building under construction, sustaining fatal injuries. In October, a contract scaffolder modifying a flowline on a Malaysian offshore platform suffered fatal head injuries while completing piping work on a pressurized line.

Following each one of these tragedies, 'Safety Stand Downs' were initiated, thorough investigations to determine contributing factors were completed, detailed findings were widely distributed and the learnings were incorporated into all Talisman work locations and practices.

These fatal accidents serve as a reminder that our work involves significant risks. Our priority must continue to be implementing safety systems and processes that reduce risk and lead to safer working conditions for everyone who works in Talisman operations.

people

In a particularly dynamic and changing time, our competitive advantage depends on the quality and motivation of our people. We have made significant improvements to our human resource processes over the last year, starting with the complete reorganization of our functional teams.

2008 key challenges

- Recorded three contractor fatalities and 65 lost time injuries globally
- Fined £600,000 for a 2007 fatality in the United Kingdom

2008 key achievements

- Talisman's Board of Directors constituted a new HSECR Committee
- Developed a new global HSE Policy
- Developed and implemented the first two global HSE/Operational Integrity (HSE/OI) standards
- Reviewed the global approach to leadership development and created a new leadership model
- Completed a 360-degree feedback process for the executive team
- Updated the Policy on Business Conduct and Ethics
- Developed a formal Gift and Entertainment Policy
- Revised the corporate risk identification process
- Developed a comprehensive plan to address increased stakeholder issues associated with Talisman's unconventional gas strategy
- Entered the Kurdistan region of northern Iraq and new operated blocks in Colombia following extensive due diligence
- Continued extensive dialogue with stakeholders associated with the Company's operations in Peru

We completed a 360-degree feedback process with the executive team and we will continue throughout the organization in 2009. This is all part of a series of personal development tools to increase the effectiveness of our leaders. We also launched global networks for the different professional disciplines in 2008 focused on providing additional development opportunities. Finally, we are redesigning our Long-Term Incentive Program to support our strategic goals.

managing and integrating risk

Talisman's international experience has helped us develop the expertise to manage above-ground risk successfully, a skill that will become even more important as Talisman continues to implement its global exploration strategy.

This expertise and experience allowed Talisman to enter into exploration agreements with the Kurdistan Regional Government (KRG) within Iraq in June 2008. As part of our agreement with the KRG, the capacity building payments which Talisman paid to the KRG were transparent, focused wholly on improvement projects for the people of the region and managed in line with the Extractive Industries Transparency Initiative.

Our ability to identify, integrate and manage above-ground risk is also evident through our work in South America. In Peru, Talisman recognizes and respects that there are stakeholders who do not support oil activity. Talisman has committed not to work in areas in Peru where we do not have an agreement with the community. We have continued to honour that commitment. Our operations continue to be successful and benefit from active and continuous engagement with local stakeholders.

In North America, our shift to unconventional gas development increases our need to connect with stakeholders such as indigenous communities, landowners and governments in Canada and the United States. Issues related to water and surface impacts are just a few of the challenges we are meeting head-on through consultation and engagement. Further, our new organizational structure places increased emphasis on stakeholder consultation in recognition of these risks.

An integrated approach to risk management has never been more critical to Talisman's success.

On a daily basis, we are faced with risks arising from subsurface uncertainties, technical complexities, commodity price fluctuations, regulatory and fiscal regime changes, as well as political, legal, ethical, security and reputation risks.

In 2008, we improved the way we identify risks and our risk management strategies, utilizing a bottom-up approach to risk identification and mitigation, which was discussed progressively up the line and, ultimately, with the Board of Directors. Socio-political risks, many of which are discussed in this Report, are featured prominently in the final ranked list of risks.

looking ahead

Looking forward, we continue to build capability and capacity within the organization to execute our new strategy. Our continued integration of corporate responsibility is central to our success and the new members of our executive team are focused on this as part of capacity building throughout the organization. We will also continue to build on the solid foundations we have established in our HSE and people management systems.

Talisman's Corporate Responsibility Report is a critical component of our stakeholder engagement. In 2008, we conducted an extensive consultation process with our stakeholders, seeking their feedback on ways to improve our reporting. We have endeavoured to incorporate many of their recommendations into this year's Report, perhaps most notably by the inclusion of qualitative targets for the first time, many of which are summarized in the sidebar on this page. In this spirit, we invite you to read the Report and provide us with your feedback so that our reporting continues to improve over time.

Talisman's 2008 Corporate Responsibility Report has been prepared in accordance with the Global Reporting Initiative's G3 Sustainability Reporting Guidelines, Application Level A+. Talisman supports the United Nations Global Compact (UNGC) and has integrated the UNGC's Principles into the Company's strategy. Illustration of these indicators and principles are identified on page 32.



Sincerely,
John A. Manzoni
President and CEO
Talisman Energy Inc.

March 4, 2009

2009 key objectives

- Develop and implement four additional global HSE/OI standards related to contractor management, leadership and commitment, equipment integrity and hazards identification, and risk management

- Establish a globally integrated HSE/OI team

- Set environmental improvement targets

- Complete a 360-degree feedback process for senior management

- Update the employee Long-Term Incentive Program

- Launch an expanded complaint/inquiry hotline

- Formally embed the online Ethics Awareness training as part of new employee induction process

- Continue to implement the risk assessment and corporate responsibility framework to exploration activities in Colombia

- Pilot a scholarship program in Vietnam

corporate responsibility

Talisman's commitment to corporate responsibility contributes to the creation of long-term value for shareholders.

The Company's corporate responsibility initiatives are integrated into its day-to-day operations and decision-making processes. Talisman's approach to corporate responsibility helps the Company manage risks, including maintaining its social licence to operate, its employee recruitment and retention efforts and the need for access to capital.

Governance of Talisman's corporate responsibility program is guided by the Company's Policy on Business Conduct and Ethics (PBCE) and the Company's commitment to international standards such as the Universal Declaration of Human Rights (UDHR), and initiatives such as the United Nations Global Compact (UNGC), Extractive Industries Transparency Initiative (EITI) and the Voluntary Principles on Security and Human Rights (Voluntary Principles), as well as the newly constituted HSECR Board Committee.

7.5 $ million community contributions globally



"A really good CSR analysis acknowledges where a company has come up short in addition to the positive steps it has taken. Talisman is clearly aware of this, and presents a very credible report."

Stakeholder feedback on Talisman's 2007 Corporate Responsibility Report

FASAM representatives in Peru sign land access compensation agreement



Talisman's corporate governance structures allow the Company to move beyond traditional indicators of good governance into industry-leading practices in corporate responsibility.

policies

policy on business conduct and ethics

The Company's PBCE is a statement of principles to which Talisman is committed. The PBCE is designed to direct all employees, officers and directors of the Company in determining ethical business conduct. The PBCE sets out Talisman's expectations for business conduct, including: ethical business conduct; personal conduct; employee practices; health, safety and environment; human rights; and community relations. The PBCE is supported by a number of detailed policies and guidelines addressing issues such as accounting procedures, security and anti-corruption.

All employees are required to read the PBCE as a condition of employment and understand how it relates to their business dealings. Breaches of the PBCE are dealt with by senior management, including the application of the Company's Progressive Discipline Procedure, which is available to all employees via the Company's internal website.

In 2008, Talisman terminated six employees in Southeast Asia due to breaches of the Company's PBCE and other internal policies. The violations were found during an internal investigation of procurement irregularities. Additional controls were subsequently implemented to minimize the risk of reoccurrence and employees were trained and advised as needed.

Employees are required to complete a Compliance Certificate certifying observance of the PBCE annually while noting any exceptions. Compliance Certificates are returned directly to the Company's President and CEO. In January 2009, the Company embedded the annual Compliance Certificate into its Ethics Awareness training course. The training provides employees and contractors the opportunity to review and apply the Company's expectations for ethical behaviour through the use of scenarios and interactive questions and answers. Upon completion of the training program, the user is now prompted to read, complete and sign a Compliance Certificate indicating that they observed the PBCE throughout the previous year.

The Ethics Awareness training course will also be embedded in the Company's new employee induction process beginning in 2009.

gift and entertainment policy

In 2008, Talisman developed a formal Gift and Entertainment Policy building upon guidelines already in place. This Policy provides employees, consultants and contractors more explicit direction to minimize the potential for improper influence or conflicts of interest, whether real or perceived, and reinforces the principles of ethical business conduct and personal conduct outlined in the PBCE.

hotline

In 2009, Talisman will expand its Accounting and Auditing Complaints hotline to accept inquiries or complaints regarding any matters under the PBCE or other areas of concern. All employees, contractors and other stakeholders will be encouraged to utilize this third party-operated hotline to report any perceived breach of the PBCE, raise a concern or ask a question.



In 2008, Talisman's PBCE was reviewed and updated. The analysis concluded that Talisman's PBCE was largely reflective of best practices. However, several upgrades were made to address policy gaps and corporate changes since 2005. Talisman's revised PBCE includes stronger statements regarding indigenous issues and human rights, and now includes specific statements regarding child, forced and compulsory labour. The revised PBCE also includes direct reference to Company support of international standards, including the UNGC and EITI within the President's Message.



In 2008, Transparency International released a report citing Talisman for above-average transparency and stating that Talisman has "set an example, along with firms from Norway, for the rest of the world to follow".



international initiatives

security and human rights

Talisman's Security Policy assists the Company in creating a safe work environment for its employees and operations and to promote respect for human rights and advancing best practices with governments, joint venture participants and third parties.

Talisman has incorporated the Voluntary Principles into its PBCE, Security Policy and Security Policy Guidelines since 2004. In 2008, Talisman joined the Voluntary Principles Plenary Group and is currently the only Canadian company participating in this group. The Voluntary Principles were developed by government, business and civil society organizations to guide companies in maintaining the safety and security of their operations within an operating framework that ensures respect for human rights and fundamental freedoms. In 2008, Talisman attended the Plenary Group's annual session, which focused on governance issues, in-country implementation and engagement efforts.

In addition to supporting the principles of the UDHR, which are explicitly endorsed in the Company's PBCE, Talisman is also a signatory to the UNGC. Talisman is committed to making the UNGC and its principles part of the strategy, culture and day-to-day operations of the Company. In August 2008, Talisman's Malaysia subsidiary became a signatory to the UNGC Network Malaysia. Talisman annually includes a Communication on Progress regarding its activities relative to the UNGC's 10 principles in this Report. For more information, see page 32.

transparency

Financial transparency is critical to maintain and enhance the Company's corporate reputation and stable operating environment. In this regard, Talisman publishes all royalties, taxes and other material payments to all host governments across the Company's global operations. Please see page 39 for more information.

Since Talisman became a signatory to the EITI in 2005, the Company has participated in the development of the EITI policy framework, including the development of a validation process for implementing countries and companies. The EITI is a global coalition that supports improved governance in resource-rich countries through the full publication and verification of company payments and government revenues from oil, gas and mining activities.

Talisman's corporate responsibility efforts were recognized in 2008 by Dow Jones Sustainability (North America) Index, Jantzi Social Index, Calvert Global Sustainability Strategy, Desjardins Environment Fund and Transparency International.













risk assessment

Talisman reviews numerous international and domestic investment opportunities and new country entries every year. Prior to any investment decision, Talisman performs technical, economic, commercial, legal, political, regulatory, environmental, security and human rights risk assessments related to the opportunity. Talisman also regularly solicits community, NGO and government feedback on potential risks associated with a project before entering into contractual arrangements or commencing operations. Following investment, Talisman assesses and manages above-ground risks on an ongoing basis through stakeholder engagement and ongoing evaluation of operating performance against its PBCE.

In 2008, Talisman strengthened its integrated risk identification process and management strategies. Through a bottom-up approach, senior management identified the primary risks and the various risk mitigation strategies that have been put in place. The regional and corporate risks identified were then integrated and ranked and the final results were discussed with Talisman's Board of Directors. Socio-political risks, many of which are discussed in this Report, were ranked as among the most significant faced by Talisman. The Company intends to enhance its monitoring of key risks and increase the frequency of communication regarding risk among senior management and with the Board of Directors.

community investment

Strong and transparent relationships with communities, based on trust and respect, allow the Company to effectively and efficiently carry out operations to the mutual benefit of the Company and its neighbours. Talisman believes community investment plays an important role in improving community relations and generating goodwill with home and host governments. Talisman invested approximately $7.5 million in community initiatives worldwide in 2008. Talisman continued to focus its community investment in areas critical to the Company's global social, environmental and industry risks, including education and empowerment, health and wellness, environment, arts and culture.

In 2008, Talisman conducted a review of its community investment strategy. The review found the types of organizations supported across the Company varied greatly and, in some cases, did not align with the current community investment guidelines. As a result, Talisman expanded the existing guidelines and created new guidance documents to clarify the Company's expectations. The guidance documents included a glossary of terms, a ranking matrix and examples of ideal initiatives to help standardize the Company's approach globally.

sudan legal update

In 2006, the United States District Court for the Southern District of New York (the Court) dismissed the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit was related to the Company's now disposed of indirect interest in oil operations in Sudan. The plaintiffs have appealed the Court's decision. A decision on the appeal is not expected prior to the third quarter of 2009. For more information, please see page 52 of the Company's Annual Information Form.

Although Talisman completed the sale of its indirect interest in oil operations in Sudan in 2003, the Company continued to fund community projects in Sudan until 2008, when Talisman completed its final community investments and closed its community development legacy office in Sudan.

Talisman's community investments in Sudan have totaled more than $14 million since 1998.

health, safety, environment and operational integrity

Talisman's ability to conduct activities in a safe and environmentally responsible manner has direct bearing on its people, reputation, operational flexibility and business success.

In 2008, Talisman made strategic changes to its approach to health, safety, environment and operational integrity (HSE/OI). This included the creation of a focused Board Committee, the development of a new global HSE Policy and the establishment of the first two global HSE/OI standards.



3 fatalities globally



"Don't just tell me what you've done. Show me. Have a compelling story to tell beyond the financials."

Stakeholder feedback on Talisman's 2007 Corporate Responsibility Report

Safety meeting on Bunga Orkid-A platform in Malaysia

corporate governance

In 2008, the Board of Directors constituted an HSECR Committee. The new Committee will review HSE/OI policies, management systems, internal controls, regular reports, significant issues and recommend approval of the Corporate Responsibility Report to the Board of Directors.

global HSE/OI

In 2008, Talisman changed its approach toward HSE/OI management by adopting a global rather than regional philosophy. The function is now led by a team of senior executives from across the Company's worldwide operations. The Company also completed two global baseline studies, which provided a strategic overview of HSE and process safety management.



The new HSE/OI function is responsible for the development and implementation of the HSE Policy and related global standards and management system. The group is also tasked with providing HSE/OI expertise and support across the Company to share best practices and facilitate continuous improvement.

global HSE policy

Talisman revised its HSE Policy in 2008 and launched it in 2009. The HSE Policy is the foundation for all HSE principles, standards and procedures. The goal of the HSE Policy is to create a working environment such that the Company will cause no harm to people and will minimize its impact on the environment. To achieve this, the HSE Policy states that Talisman will:

- always comply with the law, or Talisman standards, whichever are higher;

- operate its business to ensure proactive risk mitigation and continuous improvement;

- set goals and targets, and measure performance against them;

- hold itself and its contractors accountable to meet Talisman standards; and

- communicate openly with those who may be affected by its activities.

Safe operations in all Company activities is a core value. If operational results and safety ever come into conflict, Talisman employees and contractors are empowered to choose safety over operational results and Talisman will support that choice.

Talisman strives to create a working environment
that causes no harm to people.

HSE/OI management system

To ensure the HSE Policy is effectively implemented, Talisman created a new HSE/OI management system in 2008. The new management system is a hierarchy of elements with the global HSE Policy as the cornerstone for the HSE/OI principles, standards and procedures that will follow. Implementation of the HSE/OI management system will enable Talisman to establish global performance standards as a basis for continuous improvement and will be one of the key missions for the global HSE/OI team in 2009.

Talisman's regional operations are empowered to organize their HSE/OI programs and systems in ways that are locally meaningful and address their unique risks and priorities. Regional HSE/OI specialists in Talisman's operating regions monitor operations and regularly report to senior management.



global standards

Talisman developed two global standards in 2008 including Key Performance Indicator (KPI) Reporting and Incident Reporting, Investigation and Analysis.

The KPI Reporting Standard establishes global requirements for monthly, quarterly and annual collection of safety, environment and operational integrity statistics in a manner that allows for internal and select external performance benchmarking. This Standard also facilitates an HSE/OI performance tracking system to better monitor the global working environment, capturing both potential and actual events.

The Incident Reporting, Investigation and Analysis Standard provides a framework for incident classification, investigation and follow up with appropriate levels of management. It also ensures the global sharing of root cause analyses and lessons learned which can in turn be applied to local prevention programs.

Talisman's global HSE/OI group plans to develop and implement other standards in 2009, including those related to contractor management, leadership and commitment, equipment integrity and hazard identification and risk management.



GLOBAL LOST TIME
INJURY FREQUENCY
(per one million exposure hours)

Includes employees and contractors.

Talisman recognizes that its activities have impacts on the environment. The Company's goal is to minimize these impacts.



health and safety

Tragically, Talisman recorded three contractor fatalities in Canada, Malaysia and Indonesia in 2008. The lessons learned from these incidents greatly influenced the Company's priorities for setting global standards. Further information related to these fatalities can be found on pages 17, 25 and 26.

Globally, Talisman's Lost Time Injury Frequency (LTIF) was 1.83, which was higher than last year and can be partially attributed to more robust reporting practices in 2008. The global Total Recordable Injury Frequency (TRIF) was 5.03. Peer comparison with the International Oil and Gas Producers (OGP) reporting companies for 2007 revealed that Talisman needs to improve its global safety performance in a number of areas. Each regional area within Talisman will continue to focus on mitigating risks, utilizing monitoring and integrity management systems and tracking metrics and indicators to strive for no harm to people within the Company's global operations.

environment

Talisman recognizes that the Company's activities have impacts on the environment. To minimize these impacts, Talisman is identifying key environmental performance indicators and intends to manage its environmental performance against these indicators. The previous three years of environmental KPIs for global and key regional operations are shown in the environmental data tables on pages 36 and 37.

emissions

Talisman understands that climate change policies being discussed and developed in jurisdictions around the world will impact the manner in which the Company conducts its operations. For information about Talisman's regional climate change progress see pages 18, 23, 26 and 27. The Company intends to formalize its approach to climate change management in 2009. This is expected to provide a sustainable platform for measuring performance, driving continuous improvement and adapting to the evolving public policy of climate change.

In 2008, Talisman's global Greenhouse Gas (GHG) emissions increased by 6% and production carbon intensity increased by 11% from 2007.



GLOBAL CO$_2$ EQUIVALENT EMISSIONS
(million tonnes)

Includes direct and indirect emissions.

GLOBAL PRODUCTION CARBON INTENSITY
CO$_2$ equivalent emissions (tonnes)/ gross operated production (boe)



Canada   US   UK
Norway   Malaysia   Global

Includes direct and indirect emissions.

our people

global workforce review

In 2008, Talisman completed a strategic review of its approach to human resources and began development of a new global workforce strategy, which aims to develop a robust talent management system and strong leadership development program. Talisman expects these objectives to increase career development opportunities, build organizational capabilities and strengthen recruitment capabilities.

defining leadership for future growth

In support of the Company's increased focus on people, Talisman created a leadership model that reflects the beliefs and behaviours important to Company leaders. In September 2008, Talisman's senior management participated in a workshop where they defined the leadership attributes required to successfully deliver the new business strategy. These attributes marked the foundation of Talisman's talent management system for recruiting, developing, assessing and rewarding its leaders to ensure they have the necessary skills and experiences needed to support the business.

2,966 permanent employees globally



"Certain topics should be grouped together; for example, occupational health and safety should go closer to employment, and maybe under a larger section called 'people'."

Stakeholder feedback on Talisman's 2007 Corporate Responsibility Report

Employee town hall meeting in Calgary, Alberta, Canada



In late 2008, Talisman developed a 360-degree feedback process for the executive team using the leadership model. This full-circle review process provided each leader with feedback from supervisors, peers and staff members in addition to a self-assessment. Anonymity was maintained to ensure open discussion. Talisman's senior management team will begin the 360-degree feedback process in 2009.

developing future leaders

To develop and strengthen Talisman leaders for the future, the Company conducted a comprehensive global review of its people. Results of the review indicated that a stronger focus on development of future leaders was necessary. In 2008, Talisman launched several global discipline networks. These functional discipline networks will be an important tool for connecting people within a discipline that are not connected by the Company's organizational structure. Each network has dedicated executive support to strengthen its visibility and effectiveness. The functional networks include geology and geophysics, drilling and completions, commercial, planning and finance, engineering and project management. Talisman will continue to focus on development of future leaders through experience, education and exposure to various aspects of the business in 2009.



long-term incentives

Talisman intends to update its Long-Term Incentive Program (LTIP) with the addition of a Performance Share Unit (PSU) plan in 2009. The PSU plan represents one-half of employees' long-term incentives and vests according to performance measures that are aligned with the new business strategy. The PSU plan complements the existing Stock Option and Cash Unit plans to create a more diversified program, which maintains the competitiveness of Talisman's total compensation in terms of total value and pay mix. Combined with the Variable Pay Program, the updated LTIP provides employees a balance of short-, medium- and long-term rewards based on individual and Company performance.

The commitment to people development made in 2008 will be a top priority for Talisman in 2009.

Talisman's leadership model

personal leadership
results oriented
values driven
develops others
strategic thinker
professional excellence

north america

nature of operations

Talisman has conventional and unconventional operations in North America. In 2008, Talisman outlined a new corporate strategy, which included significant development of the Company's unconventional assets in North America. This change in business strategy has brought higher levels of activity to areas where the Company's existing conventional plays remain.

The Company's Western Canadian operations produced the majority of the Company's North America production in 2008, from several core gas producing areas in British Columbia (BC) and Alberta, and oil producing areas in Alberta and Saskatchewan. Talisman also operates in Ontario. Talisman's significant Canadian unconventional plays are located in BC, Alberta, Saskatchewan and Quebec. Unconventional exploration through pilot and development drilling began in 2008 and will continue into 2009.

In the United States (US), Talisman has operations and interests in New York, Pennsylvania, Utah, Wyoming, Arkansas, Texas and Alaska. Talisman began piloting its unconventional resource play in Pennsylvania during 2008. Significant activity is planned for 2009.



183 mboe/d production

2,497 $ million capex



Canada

United States

1.32 lost time injury frequency (employees and contractors)

Monitoring water fracturing in unconventional shale gas development in Pennsylvania, US



our people

To support its new unconventional gas strategy, Talisman reorganized its North American operations to manage increased levels of activity. Talisman changed its organizational model to an asset-oriented structure, which aligned multi-functional teams with common reporting priorities and goals. Talisman increased its emphasis on technical skills development and innovation, which enabled the Company to increase its focus on new plays. To achieve this, Talisman created centres of expertise to support technical innovation skills development through centralized services in core areas of the business.

Talisman also created a dedicated department within its North America operations to address increased stakeholder issues. Dedicated human resource, HSE/OI, supply management and information technology staff were also embedded into North America operations to gain a deeper understanding of regional needs and enhance the quality of services provided.

To support these significant organizational changes, the Company provided change leadership training to all managers as well as enhanced career development processes for all employees.

health, safety, environment and operational integrity

health and safety

Sadly, a contractor working for Talisman died from his injuries following a workplace incident in June 2008. The contractor fell under the wheel of a reversing truck he was helping to direct. Through a detailed and comprehensive investigation of this incident, Talisman identified opportunities to improve procedures and controls, particularly in the area of rig moves. Talisman engaged the rig moving companies and sponsored workshops to develop personal safety initiatives addressing critical behaviours in the 'danger zones' of equipment transport. Internal and external safety alerts on this fatality were distributed company-wide and to other stakeholders.

In 2008, Talisman's lost time injury frequency was 1.32 in North America. The Company implemented several personal safety initiatives in 2008 in North America, including the development of new hire mentoring and training, behaviour-based training, safety fundamentals for supervisors and due diligence programs. The Company also implemented a recognition initiative that rewards outstanding safety performance. These initiatives were designed to establish consistency in competency and mentorship for front-line workers as well as align goals associated with performance measurement. Talisman's Drug and Alcohol Policy was also implemented with all contractors in Canada. Approximately 2,500 contractors are now either adhering to Talisman's policy or an equivalent policy within the contractor company.



"One thing I found missing in all the topic areas was a better introduction to set the key issues, challenges and Company strategies."

External stakeholder feedback on Talisman's 2007 Corporate Responsibility Report

In 2008, Talisman finalized the divestiture of its Lac La Biche field in Alberta. Twenty employees were impacted by the sale. Throughout the sale process, Talisman worked closely with the purchaser to ensure a smooth transition for all employees.

Following the closing of the sale, the majority of employees were transferred to the purchasing company to continue operating the asset. Those employees who were not offered positions with the purchaser were either redeployed within the Company or offered severance packages. Additional services such as resume writing workshops, interviewing workshops and financial counselling were also provided to the affected employees.

As a result of Talisman's focus on unconventional, multi-well developments, the Company is designing a safety plan focused on simultaneous drilling, completing and producing on a single pad wellsite. Top industry personnel are contributing their expertise to ensure Talisman utilizes and applies best practices to manage multi-well developments.

environment

As the pace and intensity of Talisman's unconventional gas development increases, so will the challenge of minimizing the Company's impact on the environment. During the piloting stages of development, Talisman is conducting project level environmental planning to minimize the cumulative impact of its operations. This initiative includes opportunities to reduce the operational footprint through the use of multi-well pads and common corridors for pipelines and access roads, site selection to minimize disturbance and conflict with sensitive areas, water conservation and integrated land management with other land users in a region.

Unconventional shale development success relies heavily on the ability to fracture rock to release gas up the wellbore. This process requires large volumes of water. During the piloting stages of development, Talisman is seeking to reduce operational demand for fresh water through ongoing research into economically viable, alternative non-potable sources of water, as well as the development and implementation of technologies to treat and recycle previously used fracture water.

Talisman has worked proactively with government authorities to comply with all applicable regulatory requirements for the withdrawal and disposal of water required for its operations. Withdrawal and disposal options are in place to execute the Company's 2009 unconventional gas programs.

emissions

In March 2007, the Alberta Government introduced its Specified Gas Emitters Regulation as part of the province's Climate Change and Emissions Management Amendment Act. Facilities that emitted more than 100,000 tonnes per year of CO_2 equivalent were required to measure and report their baseline emissions intensity based on the average emissions and production data from 2003 to 2005, then reduce their net emissions intensity by 12% by the end of 2007.

The only Talisman facility that exceeds the Alberta 100,000 tonne threshold is the Edson gas plant. Various energy efficiency initiatives and the addition of the cogeneration facility in 2005 contributed to the Edson gas plant reducing its 2007 half-year emissions intensity by more than the regulated 12%, thereby generating a carbon credit surplus for the Company equivalent to 23,000 tonnes of CO_2e emissions.

The BC carbon tax came into effect on July 1, 2008. Talisman's BC operations are subject to the tax; however, the costs are not material to the Company.



Talisman invested approximately $3.9 million in communities across North America in 2008. Talisman continued to focus its Canadian community investment strategy on education, providing more than $300,000 to its established scholarship programs at universities and colleges across Canada. Talisman created seven new awards for Aboriginal students at Northern Lakes College, Northern Lights College, Grant MacEwan College and the University of Alberta in 2008.

In 2008, Talisman expanded its involvement with Ducks Unlimited by pledging $500,000 over five years to deliver Project Webfoot education to all schools near the Company's Canadian operating areas. Previously available in 23 communities, the program is now available in 53 communities across BC, Alberta, Saskatchewan and Ontario. Talisman received an environmental education award from Essex Region Conservation Authority in Ontario for this work in January 2009.

Talisman will continue to engage in consultations with the federal and provincial governments and evaluate regulations as they evolve.



stakeholders

Talisman respects stakeholder concerns regarding its unconventional activity, including the use, sourcing, treatment and disposal of water as well as overall surface impacts, such as increased road use, dust and noise. Talisman's environmental management plans define the environmental issues associated with its unconventional plays and outline how the Company plans to mitigate these concerns. Talisman's community relations programs establish an internal code of conduct for Talisman employees and contractors, defining how the Company will manage impacts such as additional truck traffic, speed, routing and overall safety issues. Talisman's local economic engagement plans define the economic opportunities associated with its unconventional plays and examine all linkages with local contractors and service providers, resulting in active community participation in projects.

regulatory issues

Regulation and regulatory bodies are, in many jurisdictions, in the early stages of understanding and responding to unconventional environmental issues. Talisman is working with regulators to establish high environmental standards through regulatory development. Talisman is also actively involved in several industry associations throughout North America to address common concerns related to oil and gas activities.

Late in 2007, the New York State Department of Environmental Conservation (DEC) initiated an effort to amend New York's well spacing unit law to accommodate the anticipated increased natural gas production in New York's Marcellus Shale formation. In 2008, Governor Paterson approved the new well spacing legislation and issued a directive calling for the DEC to immediately review and update the state's Generic Environmental Impact Statement (GEIS). The review aims to determine if horizontal drilling within the Marcellus Shale formation is permitted under the current GEIS and recommend changes if needed. Without a site specific environmental impact statement for each drilling location, drilling permits will not be issued in New York until the GEIS is complete. Talisman continues to actively engage in this process. As a result, the Company has focused its Marcellus Shale drilling in Pennsylvania.

local and aboriginal consultation

Talisman encourages employees and contractors to increase local and Aboriginal participation in the Company's exploration and development plans. In 2008, Talisman continued to work with regulators to enhance the Alberta First Nations Consultations Guidelines process by improving consistency across Alberta and developing program level consultation. This approach will provide a more comprehensive overview of the Company's operational plans and offer an earlier opportunity for stakeholders and Talisman to work together to find mutually agreeable solutions. Talisman was selected by the Alberta Government in May 2008 to present case studies showing how program consultation can help to mitigate infringements on First Nations rights and traditional uses within Talisman's operations.



Talisman respects the importance of traditional activities and locations that hold spiritual or cultural significance to Aboriginal People. In the Hinton, Alberta area, community Elders advised the Company that a proposed wellsite was near a collection of gravesites of family and community members from the Aseniwuche Winewak Nation. Talisman helped rebuild protective barriers around the gravesites and paid for materials. Talisman and the Aseniwuche Winewak Nation also agreed to participate in a documentary video project capturing the consultation process from start to finish. Both Talisman and the Aseniwuche Winewak Nation will use the video to better explain the consultation process and the value it brings to communities.

north sea

nature of operations

Talisman's North Sea operations are primarily focused on offshore exploration and development activities in the United Kingdom (UK) and Norway. Talisman is the leading independent operator in the UK and Norway.

Talisman's objective in the North Sea is to establish the UK as a long-term high quality source of cash flow from a sustainable, flat production base. Norway is an area of growth and potential exploration upside.

In the UK, Talisman streamlined its operations into two core areas in the North Sea. The Company holds operated and non-operated interests in more than 40 fields and plans to continue developing and extending the life of these assets.

In Norway, Talisman has both producing fields and exploration acreage encompassing a total of 10 operated and non-operated fields.



136 mboe/d production

1,649 $ million capex



Norway

United Kingdom

3.78 lost time injury frequency (employees and contractors)

Work crew departing from a platform in the UK North Sea





our people

In 2008, the Company focused its recruitment and retention efforts on education initiatives to meet forecasted needs in key disciplines.

Launched in 2006, Talisman's $1.5 million 10-year partnership with The Robert Gordon University and University of Aberdeen has offered financial support, mentoring and work-based placements to 56 students in the UK. In 2008, Talisman employed eight graduates, including three scholarship recipients, who now work in the Company's drilling, petroleum engineering and geology departments. These graduates have started a three-year internal graduate program where they will be supported by mentors and specific learning mechanisms to further help them in their roles.

Talisman continued to support the Offshore Petroleum Industry Training Organization (OPITO) and Engineering Construction Industry Training Board (ECITB) to attract and fund school graduates to become technicians. In 2008, Talisman funded 18 apprentices to study instrumentation, mechanical and electrical disciplines.

In the UK, as part of Talisman's global strategy to develop talent and share knowledge throughout the business, potential assignees were identified and given the opportunity to work in Talisman's offices across the globe. Thirty-two employees from the UK worked in other offices, including two new expatriate assignments to Calgary and three to Southeast Asia in 2008.

Talisman's first Leadership Foundations program commenced in the UK in November 2008. Fifteen employees focused on building strong leadership skills as they transitioned from individual contributor to formal leadership positions with practical examples and case studies. In 2008, the nine-day Leadership Foundations program was rolled out in Norway for the first time to 24 leaders.

In Norway, Talisman continued to work on a competency management framework in 2008. The development of a matrix to ensure employees in key technical roles have the right competencies based on their roles, both on and offshore, was a key component. This work will allow the Company to assign development plans to support any gaps that may exist in both mandatory training and sufficient competency levels as defined by Norwegian authorities or the Company. Talisman will continue this work through 2009 as the local office rolls out the framework with select departments.

The Company expanded its scholarship program with the University of Stavanger in 2008. Talisman supports the university in offering scholarships to foreign students completing a master's degree in petroleum technology.

Talisman received the Norwegian Petroleum Directorate's Award for Improved Oil Recovery in June 2008. The Company was awarded the prize in recognition for its work on marginal and mature fields. Reopening the Yme field is one example of Talisman's determination to create value. The Company expects the field to recommence production in late 2009 or early 2010.



In 2008, Talisman was awarded the Scouting Employer Brand Award in Norway. This award was based on experienced professionals and executives who found Talisman the third most attractive employer among all the operators and licencees at the Norwegian Continental Shelf in a survey performed by Scouting, an executive search company.



health, safety, environment and operational integrity

health and safety

In October 2008, Talisman pleaded guilty to a charge under the UK Health & Safety at Work Act stemming from the death of a contractor on board the Bleo Holm Floating Production Storage and Offloading vessel in January 2007. Talisman was fined £600,000 as was the contractor's employer. After the investigation into this tragedy, Talisman made important changes to its rigging, lifting and Permit-to-Work procedures. These, along with the other findings and actions, were shared across the Company and with stakeholders and the wider industry through a number of channels.

In 2008, Talisman's lost time injury frequency was 3.78 in the North Sea. The Company's UK and Norway operations have both focused on improving personal and process safety performance. Employees and contractors at all offshore and onshore sites were asked to provide their thoughts on ways to improve safety performance. In the UK, this feedback led Talisman to create a four-point action plan to improve personal safety. Elements included visible site leadership, safety interventions, hazard awareness and effective procedures. In Norway, continuous improvement efforts focused on lifting operations, increasing risk awareness and improving performance.

environment

Talisman has made annual improvements in the UK to its produced water management. As a result of significant investment in water treatment techniques, the Company achieved further reduction in the average concentration of oil in produced water and a corresponding reduction in the total amount of oil in produced water discharged to the sea in 2008.

Increased focus in the area of oil and chemical spills has reduced volume spilled at UK sites by 75% in 2008. Throughout the year, Talisman analyzed two key areas: spills due to systematic failures and sites with the most frequent spills where spill reduction improvement plans have been put in place. Engineering solutions are being advanced in the UK to improve systems while procedural changes, particularly around production start-up, are offering greater control. Talisman's Walk the Line initiative was part of the overall improvement plan designed to address behavioural issues and raise awareness among the offshore workforce of spill hazards.



In June 2008, Talisman drilled an exploration well that was the closest well to shore in Norwegian history. Talisman consulted with both national and local government authorities and community representatives from 10 municipalities where the drilling rig would be visible from land. Underwater surveys confirmed the absence of a particularly sensitive and endangered species of coral. Talisman's oil spill contingency plans were also more extensive than usual with cleanup teams on standby along the coast. Talisman finished drilling the well in the spring of 2008 without incident.

In 2008, Talisman carried out three key activities to better understand the Company's environmental performance in Norway. First, Talisman's operations were benchmarked against all other installations on the Norwegian Shelf. In some categories, the Company was above average, but in others, such as atmospheric emissions, there was room for improvement. Secondly, Environmental Impact Factor values were calculated using water composition and chemical use data. This showed that naturally occurring substances had the largest influence on the environmental impact of produced water discharges from both Gyda and Varg. Lastly, independent environmental audits were carried out on all sites. Zero non-compliances with legislation were identified.

emissions

On January 1, 2008, Phase II of the European Union Emissions Trading Scheme (EU ETS) came into effect and will remain in effect until 2012.

In the UK, the Company operated close to its emissions allowances in 2008 and expects to continue to do so throughout Phase II. In 2008, Talisman voluntarily completed energy assessments at its eight largest UK installations to identify options to improve energy efficiency and reduce emissions.

In 2008, the Norwegian government expanded its existing national emissions trading system for greenhouse gases, linking it to Phase II of the EU ETS. Talisman's Norwegian installations are now included in Phase II of the EU ETS, making its emissions subject to third party verification. Talisman's Norwegian installations must purchase emissions credits corresponding to total annual emissions and continue to pay a pre-existing carbon emissions tax throughout Phase II. Talisman does not expect Phase II compliance costs to be material to the Company in Norway. The Norwegian government is reducing the carbon emissions tax to ensure total costs of the tax and emissions credit purchases will be similar to pre-2008 costs.

stakeholders

In 2008, the Company strengthened its ties to the University of Aberdeen by pledging $237,000 to its notable library project. Talisman's investment will be used to support educational outreach work related to the social history collections. This outreach work will allow diverse audiences to immerse themselves in the historical roots of their community, city and country and help the university reach its goal of constructing a new building.

Under the Scottish government's Determined to Succeed initiative, Talisman created an award-winning partnership with Ferryhill and Kirkhill Primary Schools, connecting students to businesses. In 2008, Talisman's partnership with Ferryhill Primary School was featured in a book published by the University of Strathclyde in Glasgow for the Scottish government. The book will be given to schools across Scotland as a model of successful partnerships.



In 2008, Talisman continued to fund the Highland Foundation for Wildlife project that tracked the 5,803 kilometre return journey of an osprey from her winter home in Guinea Bissau to her nesting site near the Moray Firth, Scotland. She successfully reared two chicks, which were also fitted with tracking equipment. The data collected highlights the immense hazards the birds face on their annual journey to and from the UK. While it is unfortunate that some birds perish during migration, the information provided by the transmitters is invaluable for the conservationists who are dedicated to providing the support network that will ultimately allow ospreys to continue to flourish in Scotland.



southeast asia

nature of operations

Talisman's Southeast Asia interests are located in Indonesia, Malaysia, Vietnam, Papua New Guinea and Australia with onshore and offshore acreage.

Talisman's Malaysia properties deliver a significant portion of the Company's Southeast Asia production. The Company holds operated interests in two offshore blocks in Malaysia waters as well as the PM-3 Commercial Arrangement Area (CAA) between Malaysia and Vietnam. First gas from the Northern Fields project was achieved in July 2008, with first oil expected in 2009.

In Vietnam, Talisman's interests are located offshore southeast of Ho Chi Minh City and near the Malaysia border. In 2008, Talisman achieved first oil in the Song Doc field. Planning is underway for the development of the Hai Su Trang and Hai Su Den discoveries in Block 15-2/01 while further exploration and appraisal of the block continues.

In Indonesia, Talisman has onshore assets located on the island of Sumatra and offshore assets located around the Java Sea, the island of Sulawesi and Papua. In 2008, Talisman began its seismic program exploring opportunities offshore Sulawesi, a large new potential exploration growth area for the Company.



91 mboe/d production

768 $ million capex



Vietnam

Malaysia

Indonesia

0.74 lost time injury frequency (employees and contractors)



Installation of Bunga Orkid-A platform offshore Malaysia



our people

To address shortages of skilled labour in the oil and gas industry, Talisman committed approximately $600,000 over five years to establish scholarships at the Universiti Teknologi Malaysia, Universiti Sains Malaysia and University of Malaya beginning in 2008. The scholarships cover accommodation, book, computer and other expenses for the students for the full duration of the program. Programs of study include geology, geophysics and petroleum and chemical engineering. In 2008, six internship students completed their practical training program at Talisman and one new graduate was hired.

Talisman is also piloting a scholarship program in Vietnam that will support up to two early or mid-career professionals to undertake postgraduate degree courses at the University of Calgary in 2009 and 2010. Eligible fields of study include geosciences, engineering and business administration. Primarily designed to improve the qualification of the local workforce in Vietnam's oil and gas industry, the program also seeks to promote the presence of the Company in Vietnam with the universities, governments and general public. The program assists the Vietnamese government's human capital development programs and covers airfare, visa, tuition, books and living expenses for scholarship recipients.

Talisman launched a two-phase plan to hire Malaysian professionals in 2007. Talisman struggled to achieve national targets to hire locals for technical and management positions during the first phase in 2007 and 2008 due to the increasingly tight national labour market. Looking ahead, the second phase will target expatriate Malaysians and offer improved medical coverage, commuter allowances as well as succession planning, coaching and mentoring programs to maximize the speed of progress of the Company's qualified but inexperienced national staff members.

In Indonesia, a new workforce plan for 2008 to 2010 was established to align with the Company's business strategy. Analysis of job accountabilities and responsibilities was conducted to ensure organizational alignment. In addition, the recruitment policy and procedures were reviewed to support hiring national employees. The salary structure was also redesigned during 2008 and broad job bands were introduced to align with Talisman's global compensation philosophy.

health, safety, environment and operational integrity

health and safety

Tragically, in September 2008, a contractor in Indonesia fell sustaining fatal injuries while working on a roof of a building under construction. A thorough investigation and root cause analysis identified three primary areas for corrective actions including procedures for undertaking hazard assessment, supervising work and material control. All of the identified actions are in progress and will be completed in early 2009.



Talisman brings experience and skills to Southeast Asia, particularly in subsurface disciplines and in the execution of development projects in marginal fields. Nine staff from PetroVietnam and two from Petronas were seconded to Talisman Malaysia Limited during 2008 as part of Talisman's commitment to national partner training and development.

As part of Talisman's global strategy to develop talent and share knowledge throughout the business, the Company also sent a number of Malaysian and Vietnamese employees to work in other Talisman offices around the world.

Talisman's PM-3 CAA project offshore Malaysia and Vietnam remains a significant source of the Company's global greenhouse gas emissions, accounting for 59% of the Company's total in 2008.



In October 2008, a contractor succumbed to head injuries while removing a flowline clamp in Malaysia. A thorough investigation of this incident resulted in a number of recommendations and action plans, including evaluating alternative engineering solutions, ensuring all training and work instructions are conducted in languages appropriate to the workforce, risk awareness recognition and near-miss reporting training, and more rigorous monitoring and audit of asset integrity and process safety management. Five key actions have been completed, while the remaining items are currently being implemented or will be implemented in early 2009.

Talisman's lost time injury frequency in Southeast Asia was 0.74 in 2008. Hand and finger injuries remain one of Talisman's most common health and safety issues. The Company's HANDSAFE campaign began in December 2006, led by offshore coordinators and safety personnel from the fabrication yards. The various activities of the program are tailored to the current activities at each worksite. Talisman saw a 50% reduction in the number of reported hand and finger injuries in Malaysia from 2007 to 2008.

environment

First gas from the Northern Fields in Malaysia began in July 2008. During this early production phase, several zones produced elevated levels of mercury, which occurs naturally in some of the gas and oil produced from the Malay Basin. To address this, Talisman developed and implemented an improved mercury management plan, which includes stringent operating procedures, monitoring programs and training. Aquatic and sea life monitoring programs around production platforms will continue as part of the overall environmental management plan. Talisman is currently completing the detailed design for mercury removal facilities for the Bunga Raya and Bunga Orkid production platforms. Equipment will be ordered this year and installation is planned for 2010. Talisman continues to monitor the research into removal of mercury from oil and gas with a view to continuously improve its own mercury removal processes.

Prior to conducting seismic operations offshore the island of Sulawesi, a third party consultant performed a study of the prevailing environmental conditions as part of the operating permit. The study was performed by mapping current environmental conditions and assessing the potential environmental impact of the seismic program. Using this assessment, an environmental management and monitoring program related to the seismic operation was developed and approved by the government regulator. A detailed environmental baseline study will be conducted during 2009 prior to exploration drilling planned for 2010.

emissions

Talisman's PM-3 CAA project offshore Malaysia and Vietnam remains a significant source of the Company's global greenhouse gas emissions, accounting for 59% of the Company's total in 2008. Petroleum reservoirs found throughout Thailand, Malaysia, Indonesia, Vietnam and China can be particularly CO_2-rich and standard industry practice in the region is to vent CO_2.

As part of a nation-wide campaign to minimize escalating traffic fatalities in Vietnam where many victims are children, Talisman once again funded the Helmets for Kids program delivered by the Asia Injury Foundation. Talisman's donation provided safety helmets for more than 1,500 primary school children and teachers in Ho Chi Minh City as well as continued support for the Foundation's public awareness campaign. The campaign seeks to increase public awareness of the importance of children wearing helmets and encourages public acceptance of new laws mandating helmet use for children.



The Company recognizes that this growing volume of is a significant issue. Talisman has evaluated the feasibility of reinjecting CO_2 into older depleted gas reservoirs near the existing facilities. Reinjection is technically complicated and uneconomic without significant offsetting revenue from carbon credits.

Although existing fiscal and regulatory regimes throughout the region make no provision for CO_2 reinjection, Talisman believes Southeast Asia CO_2 reinjection projects may qualify as Clean Development Mechanism (CDM) projects under the still-developing international climate change framework. CDM projects generate a material volume of Certified Emission Reduction (CER) credits, which could be sold into the market or used to retire regulatory obligations elsewhere. There are several evolving factors associated with a potential CDM project. There is also uncertainty regarding the long-term market value and permanence of CER credits post Kyoto Phase II. To date, no geologic sequestration protocol exists within the Kyoto CDM framework. Any Talisman CDM project at PM-3 CAA would require agreement from the governments of Malaysia and Vietnam.

Talisman continues to assess carbon sequestration options to manage PM-3 CAA emissions as well as an expected emission increase resulting from the startup of the remainder of the Northern Fields development. The Company will also continue to monitor the developments within the CDM framework.

stakeholders

In Indonesia, Talisman's 2008 community consultation and development activities supported its offshore seismic exploration program near the island of Sulawesi. While the seismic program was conducted distant from shore, the program was carried out in traditional fishing areas where fish traps called rumpons were removed to prevent damage to both the rumpons and seismic arrays. Extensive baseline assessment and community consultation work was carried out prior to agreement on compensation with the affected fishermen.

Prior to seismic operations, Talisman hired a third party to conduct a pre-scouting survey to identify rumpon locations and traffic routes and assess sea current conditions. Talisman conducted door-to-door visits with rumpon owners and fishermen to gain an understanding of their concerns and to explain the Company's exploration and compensation plans. The successful engagement resulted in minimal disruptions to the communities, fair compensation to affected stakeholders and the temporary removal of only 53 rumpon devices in the sea.

In Vietnam, Talisman continues to provide basic medical equipment to local clinics. In the remote mountainous community of Dak So Mei in the Central Highlands, Talisman provided equipment to improve the capacity for emergency and medical care of the local clinic. Doctors and nurses of the Enfant Hospital No. 2 of Ho Chi Minh City joined Talisman in this initiative, providing volunteer health checks for children to screen and identify dangerous diseases and to recommend further treatment.



"Talisman's greenhouse gas emissions are a growing concern for investors. With regulations coming, we want to see they have plans in place to mitigate this risk."

Stakeholder feedback on Talisman's 2007 Corporate Responsibility Report



Rumpons have long been used by fishermen of South Sulawesi and East Java. In Indonesia, most rumpons are floating structures made of natural materials such as bamboo and rattan to lure fish. Talisman compensated affected stakeholders for the temporary removal of 53 rumpons in 2008.

international exploration

In order to meet growing global demand for oil and gas, energy companies like Talisman are being pushed into challenging areas in search of new exploration opportunities. Talisman's international experience has helped the Company develop the expertise to successfully manage above-ground risk, a skill that will become even more important as Talisman continues to implement its global exploration strategy.

peru

Talisman has operated interests in four onshore blocks located in the Marañon Basin in northern Peru. In 2008, Talisman conducted aeromagnetic surveys in Block 134 and began evaluating an earlier discovery in Block 64.

In December 2007, Talisman became the new operator of Block 64 and immediately initiated consultation and dialogue with the communities impacted by the Company's proposed 2008-2009 exploratory drilling program. Seven communities, represented by the indigenous Achuar Federation of Situche and Anas of Morona (FASAM), were identified as being directly or indirectly impacted by the project. This consultation led to a four-month negotiation process whereby land access, compensation and bilateral code of conduct agreements signed with the previous operator were renegotiated. The agreements were



Colombia

Peru



Kurdistan region
of northern Iraq



Situche Central 3X drilling location survey team in Peru

"The scope of discussion seemed to match the scope of their operations – they talk about their various operations around the world and they have a range of issues they have to deal with that they do a good job of covering."

Stakeholder feedback on Talisman's 2007 Corporate Responsibility Report

"Talisman will not work in Peru in areas in which it does not have an agreement with the community."

John A. Manzoni, President and CEO of Talisman, April 29, 2008





ultimately ratified by a two-thirds majority by each community in June 2008. These same communities have permitted access to their lands and received compensation for oil exploration activity since 2003.

Talisman continues to engage with a number of organizations in North and South America regarding its activities in Peru to understand issues and receive feedback on how to improve its operations and practices. Representatives of Amazon Watch met with Talisman's President and CEO in Calgary in April 2008. As a direct result of this meeting, Talisman committed in writing that the Company will not work in Peru in areas in which it does not have an agreement with the community. The Company is living by this commitment and has the full support of the communities impacted by its operations.

In response to feedback from stakeholders that the Company's consultation efforts were too narrowly focused, Talisman expanded its process by hosting informative workshops and face-to-face meetings in broader indigenous communities and surrounding centres. In August 2008, Talisman invited a wide range of stakeholders including NGOs and representatives from the Roman Catholic Church, the Peruvian Regional Government and the Canadian Embassy to visit Block 64 to see the management of impacts first-hand.

Transportation of equipment and personnel to support Talisman's exploration activity in northern Peru is a significant challenge. Roads and airstrips are limited, leaving the region's rivers as the primary transportation corridors for all local and commercial traffic in the area. To improve safety, Talisman developed river navigation rules for the Company's barge contractors and subcontractors.

Fuel transportation in Peru also presents potential environmental risks. Many rivers are very shallow and pose a risk of puncturing fuel storage tanks aboard barges. To decrease this possibility, Talisman contracted a local company to construct two double hulled barges that employ second level containment to prevent spills. Talisman is the first and only company in Peru to use double hulled barges for fuel transportation.

In Block 64, Talisman uses a sewage treatment plant for domestic waste water which discharges treated water into a mixture of gravel and soil below grade at its base camp. Talisman also uses a downhole disposal method for drilling fluids in the exploration program. These alternate disposal methods are used by Talisman to alleviate concerns of the community.

The indigenous communities in northern Peru are closely tied to their natural surroundings but are not generally familiar with the scientific methods used to monitor environmental impacts. Talisman funds an environmental observer training program to increase the local population's capacity in this area to effectively monitor the Company's performance. The training is coordinated and delivered by a qualified contractor to provide participants with an understanding of industry operations, Peruvian regulations and water and soil sampling and testing techniques.

colombia

In Colombia, Talisman has operated and non-operated interests in 11 blocks in the Greater Llanos region. In 2008, Talisman was awarded operated interests in Blocks CPE 8 and CPO 9. An extensive due diligence process was conducted to identify the risks associated with these blocks, including internal conflict and narcotics-related violence.

To address security issues and corporate responsibility risks associated with working in Blocks CPE 8 and CPO 9, Talisman has taken various precautionary measures and incorporated the guidelines established by the Voluntary Principles into its activities. These include conducting preliminary security and impact assessments in the blocks prior to initiating any on-the-ground operational activity and developing a documented stage gate mitigation process.

The concept of stage gates is being integrated into various points of the proposed exploration program for each operated block. Certain metrics such as security and safety standards and community consultation must be met for the project to proceed further. Prior to proceeding through each gate, considerable analysis is conducted with regard to human rights, community relations, biodiversity protection and security. It is important to note that the relatively short timeline between the stage gates demands diligence and attention to detail to ensure that not only the appropriate decision can be made at the correct time, but also that all logistical demands of the exploration program are met. At year-end, both Blocks CPE 8 and CPO 9 were at the first stage of the preliminary security analysis.

In Colombia, agreements have been entered into by the operator of each of the Tangara, Niscota and El Caucho Blocks in which Talisman participates with the National Petroleum Agency and a Colombian trust company. In addition, the National Petroleum Agency has entered into agreements with the Colombian military for the same blocks. These agreements establish the terms under which funds contributed by the operator are used by the trust company to purchase in-kind support for the security operations provided by the Colombian military. Included in the terms of these agreements are the requirements that only the agreed upon in-kind support is provided by the trust company to the Colombian military, and that the Colombian military complies with international and humanitarian law treaties to which Colombia has subscribed.

Talisman representatives in Colombia have been active in ongoing dialogue related to the implementation of the Voluntary Principles and other human rights issues. These discussions have included the Canadian and Colombian governments, the Colombian Petroleum Association and other local organizations.



The safety and security of all personnel involved in Talisman's Kurdistan activities is the Company's number 1 priority. Robust and carefully planned security procedures, which comply with Talisman's Security Policy have been implemented for all facets of Talisman's operations. In 2008, approximately 324,000 person hours were recorded in support of Talisman's exploration program, without any significant health or safety incidents, including zero fatalities, zero lost time injuries, zero recordable injuries, zero medical aids and one first aid injury. The Company completed three safety audits on its seismic contractor's operations to ensure their safety management system, safe driving program, medevac procedures and general approaches to health and safety met Talisman's standards.



Talisman employed quality assurance personnel to provide daily health, safety, corporate responsibility and security oversight for its operations to work with the local communities and the regional government to ensure the safe completion of its exploration program.



kurdistan region of northern iraq

In June 2008, following a lengthy stakeholder consultation process and the completion of extensive due diligence, Talisman acquired interests in two exploration blocks from the Kurdistan Regional Government (KRG) within Iraq. Prior to investing, Talisman studied the opportunity carefully, not only in terms of the opportunity and economic value, but also in assessing the potential legal, political and security risks as well as the alignment with Talisman's corporate responsibility framework.



Talisman entered into these agreements with the KRG recognizing that Iraq has yet to enact federal oil and gas legislation. Based on feedback received from key stakeholders, Talisman sought to structure these agreements in a manner that would best respond to concerns expressed about the role such investments may play in the relationship between the KRG and the Iraqi Central Government.

As part of the transactions with the KRG and in keeping with Talisman's corporate responsibility policies and practices, the Company paid US$220 million to the KRG for the sole purpose of providing financial support to infrastructure and capacity building projects for the benefit of the people in the region and, in particular, the local communities in the agreement areas. Talisman and the KRG have confirmed their mutual commitment to revenue transparency in the spirit of the EITI, as well as promoting respect for and compliance with human rights principles, including those set forth in the Voluntary Principles.

While it is acknowledged there are legal, security, reputation and political risks associated with participating in the oil and gas industry in Iraq at this time, Talisman is confident it can continue to operate in accordance with its corporate responsibility policies and practices. Talisman continues to consult with government stakeholders, as well as key NGOs, in an effort to proceed with these projects informed by the best possible understanding of the perspectives of key stakeholders, as well as to communicate effectively and transparently about the Company's operations in the region.

In addition to its capacity building payment, Talisman established a $150,000 community investment budget in support of its initial seismic activities in Block K39. Block K39 is predominantly rural and sparsely populated. Unemployment is high and the lack of water, medical care, heating fuel and other basic needs is acute. Talisman's initial community investments focused on the provision of immediate assistance to the local communities. This approach has enabled the Company to better understand the needs of the communities in Block K39. To date, the Company has undertaken several projects in the Qadir Karim area, including hosting community events, purchasing computers for the secondary school, establishing Internet access, providing medical supplies to the local clinic and making substantial improvements to the community park. Talisman will develop a longer term community investment program in consultation with local and government stakeholders in 2009.

Block K39 is located in the southwestern portion of the Kurdistan region of northern Iraq. Minefields and unexploded ordnance from previous decades remain throughout the block. Talisman, in conjunction with its seismic contractor, commissioned the international NGO Mine Advisory Group (MAG) to provide mine and unexploded ordnance risk management services in support of seismic exploration activities. More than 80 individuals received training and were employed directly on this project by MAG. In addition, MAG deployed a dedicated community liaison team in the local area to consult with and educate communities and individuals on suspected hazardous areas. Dozens of villages were visited by the community liaison team during the period and several separate incidents of abandoned explosive ordnance were recorded, removed and safely disposed. Talisman also financially supported MAG's efforts to demarcate previously identified minefields in and around Block K39 with signs, helping locals avoid potentially dangerous areas.

global reporting initiative/united nations global compact index



Talisman's 2008 Corporate Responsibility Report has been prepared in accordance with the Global Reporting Initiative (GRI)'s G3 Sustainability Reporting Guidelines, Application Level A+. Talisman's efforts in achieving the core GRI requirements are described below.

Talisman also supports the United Nations Global Compact (UNGC). Illustrations of Talisman's commitment to these principles are identified below.

Category	GRI Indicator	UNGC Principle	Page
Strategy and Analysis	1.1-1.2		2-5
Organizational Profile	2.1-2.7		IFO
	2.8		AR
	2.9		AIF
	2.10		8
Report Parameters			
Report Profile	3.1-3.3		IFO
	3.4		BC
Report Scope and Boundary	3.5-3.8		IFO
	3.9-3.11		34-39
Content Index	3.12		32
Assurance	3.13		33
Governance, Commitments and Engagements			
Governance	4.1-4.7		MPC
	4.8		6-9
	4.9		AIF
	4.10		MPC
Commitments to External Initiatives	4.11		6-9
	4.12-4.13		42
Stakeholder Engagement	4.14-4.17		IFO
Environmental			
Disclosure on Management Approach	DMA	7-9	2-5, 10-13
Materials	EN1	7-9	36
	EN2	7-9	NA
	EN3-4	7-9	36
Water	EN8	7-9	36
Biodiversity	EN11	7-9	37
	EN12	7-9	16-31
Emissions, Effluents and Waste	EN16-17	7-9	36
	EN19-20	7-9	NA
	EN21	7-9	36-37
	EN22	7-9	36
	EN23	7-9	37
Products and Services	EN26	7-9	16-31
	EN27	7-9	NM
	EN28	7-9	37
Human Rights			
Disclosure on Management Approach	DMA	1-2	2-5, 6-9
Investment and Procurement Practices	HR1-HR2	1-2	6-9
Non-Discrimination	HR4	1-2,6	NA
Freedom of Association and Collective Bargaining	HR5	1-3	34
Child Labour	HR6	1-2,5	6-9
Forced and Compulsory Labour	HR7	1-2,4	6-9

Category	GRI Indicator	UNGC Principle	Page
Labour Practices and Decent Work			
Disclosure on Management Approach	DMA		2-5, 14-15
Employment	LA1-2		34
Labour/Management Relations	LA4	3	34
	LA5	3	17
	LA7		34
	LA8		NA
Training and Education	LA10		35
Diversity and Equal Opportunity	LA13	6	34
	LA14	6	NA
Society			
Disclosure on Management Approach	DMA	1-10	2-5, 6-9
Community	SO1	1-2,7	16-31
Corruption	SO2	10	NA
	SO3	10	35
	SO4	10	7
Public Policy	SO5	1-10	19
Compliance	SO8		37
Product Responsibility			
Disclosure on Management Approach	DMA		NM
Customer Health and Safety	PR1		NM
Product and Service Labeling	PR3		NM
Marketing Communications	PR6		NM
Compliance	PR9		NM
Economic			
Disclosure on Management Approach	DMA		2-5, 6-9
Economic Performance	EC1		38-39
	EC2		AIF
	EC3		MPC
	EC4		NM
Market Presence	EC6		38
	EC7		19
Indirect Economic Impacts	EC8		38

IFO   Inside Foldout

BC   Back Cover

AIF   2008 Annual Information Form

MPC   2009 Management Proxy Circular

NA   Data not available due to lack of systems to generate the required information. Following a significant organization transition in 2008, the Company plans to review all key performance indicators in 2009 and consider these indicators for potential inclusion in the 2009 Report and other sources.

NM   Indicator not material to the Company due to the nature of the business. For a description of the Company and its operations, see the AIF.

For more information about Talisman and its corporate documents, visit **www.talisman-energy.com**. For more information about the GRI, visit www.globalreporting.org. For more information about the UNGC, visit www.unglobalcompact.org.

independent reviewers' report

To: The Board of Directors and Management of Talisman Energy Inc.

We have reviewed the selected quantitative performance indicators presented in Talisman's Corporate Responsibility Report for the year ended December 31, 2008 (the "Report"). We did not review all information included in the Report. Talisman management is responsible for collection and presentation of the indicators and information set out in the Report. A review does not constitute an audit and, consequently, we do not express an audit opinion on the selected quantitative performance indicators.

scope

The selected quantitative performance indicators comprise quantitative indicators relating to community investments, community relations, health, safety and environment, employee relations and other areas in the Performance Data Summary section of the Report noted in **bold font** on pages 34 to 39. The selected quantitative performance indicators were chosen by Talisman primarily on the basis of perceived external stakeholder interest. We did not review the narrative sections of the Report, except where they incorporated the selected quantitative performance indicators.

methodology

Our review was made in accordance with the International Standard on Assurance Engagements (ISAE) 3000 developed by the International Federation of Accountants. As such, we planned and performed our work in order to provide limited assurance with respect to the selected quantitative performance indicators that we reviewed. Our review criteria were based on the Global Reporting Initiative Sustainability Reporting Guidelines, relevant regulations, Talisman management definitions and accepted industry standards. Our procedures included obtaining and evaluating evidence related to the selected quantitative performance indicators.

conclusion

Based on our review, nothing has come to our attention that causes us to believe that the selected quantitative performance indicators presented in **bold font** on pages 34 to 39 of the Report are not presented in all material respects in accordance with the relevant criteria.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Calgary, Alberta, Canada

March 4, 2009

description of our review process

Talisman Energy Inc. asked us to review management's assertions regarding the Company's corporate responsibility performance and to provide a report setting out our conclusion. Our review team comprised individuals with backgrounds and experience in environment, health and safety, social, economic and financial assurance. In total, our review required approximately 750 hours of professional time. During our review, we obtained, examined and evaluated evidence using a variety of procedures, including:

- Interviewing relevant Talisman management and staff

- Obtaining an understanding of the management systems, processes, and controls used to generate, aggregate and report the data at Talisman's regional operations and head office

- Examining relevant internally and externally generated documents and records, including correspondence with external parties

- Comparing the Company's assertions to publicly available third party information

- Testing and recalculating performance data on a sample basis

- Assessing the information for consistency with our knowledge of Talisman's overall operations

We carried out our review work on the HSE performance indicators at Talisman's head office in Calgary, Canada. We did not visit Talisman's international locations, but our work in Calgary included video conference meetings with Talisman Malaysia, UK and Norway HSE personnel. Additional documented information relating to these operations was collected and reviewed at the Calgary head office.

social performance data

KPI	Country	2008	2007	2006	Notes
Workforce Practices					
Number of full-time equivalent permanent employees	Canada	**1,893**	1,716	1,612	As of December 31, 2008. Other includes Algeria, Kurdistan region of northern Iraq and Colombia.
	US	**80**	68	67	
	UK	**362**	333	307	
	Netherlands	**3**	4	4	
	Norway	**223**	186	148	
	Indonesia	**59**	40	38	
	Malaysia/Vietnam	**315**	265	205	
	Trinidad and Tobago	**–**	2	4	
	Peru	**25**	22	–	
	Qatar	**1**	2	3	
	Other	**5**	–	–	
	Global	**2,966**	2,638	2,388	
Number of full-time equivalent positions added	Canada	**61**	76	26	Other includes Algeria, Kurdistan region of northern Iraq and Colombia.
	US	**4**	1	2	
	UK	**20**	11	85	
	Norway	**8**	29	63	
	Indonesia	**7**	0	0	
	Malaysia/Vietnam	**8**	85	3	
	Peru	**9**	23	–	
	Qatar	**0**	0	1	
	Other	**7**	–	–	
	Global	**124**	225	180	
Voluntary turnover rate	Global	**6.4**	4.7	6.8	Percentage.
Number of new graduates hired	Canada	**9**	26	28	
	US	**1**	–	–	
	UK	**8**	6	3	
	Malaysia/Vietnam	**1**	4	8	
	Global	**19**	36	39	
Number of cooperative education and summer students hired	Canada	**76**	100	105	
	US	**2**	0	0	
	UK	**5**	5	18	
	Norway	**11**	7	2	
	Malaysia/Vietnam	**6**	6	0	
	Global	**100**	118	125	
Number of temporary or contractor staff	Global	**2,394**	2,126	2,016	As of December 31, 2008.
Number of employees in flexible work arrangements	Global	**156**	146	110	Includes teleworking and part-time employees.
Number of employees represented by independent trade union organizations	Canada	**46**	47	45	
	Norway	**94**	72	70	
	Global	**140**	119	115	
Composition of executive management and corporate governance bodies	Board of Directors	**10M 1F**	9M 1F	8M 1F	M-Male F-Female.
	Executive Committee	**8M –**	7M 1F	7M 1F	

PricewaterhouseCoopers LLP has reviewed the data on pages 34 to 39 noted in bold.
See page 33 for their conclusion and more information. Some numbers have been rounded for reporting.

social performance data

KPI	Country	2008	2007	2006	Notes
Training and Development					
Learning and development training expenditures	Global	**7.7**	6.1	4.8	Millions of dollars. Does not include employee time. May include contract staff in some locations.
Number of employees registered in personal development programs	Canada	**477**	390	489	
	US	**54**	68	1	
	UK	**130**	135	169	
	Netherlands	**0**	0	1	
	Norway	**24**	36	24	
	Indonesia	**0**	14	5	
	Malaysia/Vietnam	**99**	178	52	
	Global	**784**	821	741	
Number of employees receiving support through educational assistance program	Canada	**68**	55	68	Includes some employees enrolled in formalized degree programs.
	US	**1**	0	1	
	UK	**10**	7	8	
	Norway	**3**	–	–	
	Indonesia	**0**	1	–	
	Malaysia/Vietnam	**9**	8	4	
	Global	**91**	71	81	
Number of employees using fitness subsidy	Canada	**1,115**	820	545	
	US	**22**	25	–	
	UK	**126**	133	109	
	Norway	**79**	61	85	
	Malaysia	**50**	41	29	
	Global	**1,392**	1,080	768	
Ethical Business Conduct					
Number of Certificates of Compliance with PBCE received	North America	**2,880**	2,723	2,708	Includes permanent and contract employees as of February 19, 2009.
	North Sea	**1,128**	1,071	910	
	Southeast Asia	**767**	650	609	
	Rest of World	**74**	42	43	
	Global	**4,849**	4,486	4,270	
Number of potential exceptions to PBCE	Global	**3**	9	11	See page 7 for more information.
Amount of money paid to political parties	Canada	**27,900**	39,600	36,000	Dollars.
Community Investments					
Community contributions	Canada	**3,796**	3,550	3,590	Thousands of dollars. Includes corporate contributions in both operated and larger non-operated international projects. Project information and spending details on these non-operated properties are provided by the operator and reflect contractual commitments.
	US	**193**	255	299	
	UK	**1,195**	744	586	
	Norway	**177**	165	169	
	Indonesia	**625**	379	547	
	Malaysia	**84**	66	30	
	Vietnam	**29**	16	32	
	Algeria	**9**	18	59	
	Trinidad and Tobago	**236**	280	296	
	Colombia	**514**	88	62	
	Peru	**339**	366	158	
	Qatar	**0**	27	0	
	Sudan	**217**	262	359	
	Kurdistan region of northern Iraq	**71**	–	–	
	Global	**7,485**	6,216	6,187	

health, safety and environment performance data

KPI	Country	2008	2007	2006	Notes
Energy					
Energy use [1,3]	Canada	**19,924,000**	20,374,000	20,559,000	Gigajoules. Total energy use at operated facilities including combustion, flaring and electrical power purchases.
	US	**77,000**	181,000	–	
	UK	**31,505,000**	33,854,000	32,520,000	
	Norway	**2,476,000**	2,689,000	2,735,000	
	Malaysia	**17,513,000**	36,695,000	28,852,000	
	Global	**71,495,000**	93,793,000	84,666,000	
Production energy intensity [1,3]	Canada	**0.189**	0.192	0.197	Gigajoules/boe.
	US	**0.014**	0.027	–	
	UK	**0.728**	0.697	0.636	
	Norway	**0.261**	0.291	0.260	
	Malaysia	**0.675**	1.242	0.732	
	Global	**0.377**	0.469	0.412	
Emissions					
CO_2 equivalent emissions [1,2,3]	Canada	**2,270,000**	2,329,000	2,365,000	Tonnes.
	US	**31,000**	42,000	–	
	UK	**2,004,000**	2,123,000	2,036,000	
	Norway	**148,000**	152,000	162,000	
	Malaysia	**6,315,000**	5,555,000	2,958,000	
	Global	**10,768,000**	10,201,000	7,521,000	
CO_2 emissions [1,2,3]	Canada	**1,414,000**	1,412,000	1,443,000	Tonnes.
	US	**4,000**	10,000	–	
	UK	**1,902,000**	1,989,000	1,909,000	
	Norway	**143,000**	149,000	157,000	
	Malaysia	**4,543,000**	4,475,000	2,836,000	
	Global	**8,006,000**	8,035,000	6,345,000	
CH_4 emissions [1,2,3]	Canada	**40,500**	43,400	43,700	Tonnes.
	US	**1,300**	1,500	–	
	UK	**3,100**	3,900	4,300	
	Norway	**200**	150	200	
	Malaysia	**83,800**	51,000	5,600	
	Global	**128,900**	99,950	53,800	
Production carbon intensity [1,2,3]	Canada	**0.022**	0.022	0.023	Tonnes CO_2 equivalent emissions/boe.
	US	**0.006**	0.006	–	
	UK	**0.046**	0.044	0.040	
	Norway	**0.016**	0.016	0.015	
	Malaysia	**0.243**	0.188	0.075	
	Global	**0.057**	0.051	0.037	
Water					m^3. Represents water diverted for production and enhanced oil recovery operations. Water used for exploration, development, pipeline and remediation activities or in association with temporary diversion licences is not included. Includes some estimates.
Freshwater diversion under licence	Alberta	**927,000**	903,000	998,000	
Waste Management					
Waste generated	Alberta	**4,700**	6,600	5,500	Tonnes. Excludes drilling and remediation wastes and bulk liquids.
	UK	**7,800**	5,900	4,700	
	Norway	**400**	300	300	
	Malaysia	**500**	200	200	
	Total	**13,400**	13,000	10,700	

health, safety and environment performance data

KPI	Country	2008	2007	2006	Notes
Oil concentration of produced water discharged to sea [4]	UK	**11.6**	13.3	18.2	mg/L.
	Norway	**6.5**	8.4	10.8	
	Malaysia	**20.8**	19.3	22.7	
Oil in produced water discharged to sea [4]	UK	**336**	475	638	Tonnes.
	Norway	**18**	24	21	
	Malaysia	**76**	47	37	
	Global	**430**	546	696	
Land Use					
Amount of net undeveloped land owned, leased or managed	Global	26,229	22,507	21,227	Thousands of net acres. See Talisman's 2008 AIF, page 19 for more information.
Major Incidents					
Major incidents of non-compliance	Global	**1**	0	0	Major incidents are defined as any case where charges were laid by a recognized regulatory authority as a result of actual HSE impact. Administrative penalties applied due to a regulatory contravention are not included. See page 22 for more information.
Spills					
Number of spills	Canada	**317**	252	326	
	US	**5**	1	2	
	UK	**81**	96	67	
	Norway	**7**	18	14	
	Malaysia	**5**	2	1	
	Global	**415**	369	410	
Spilled volume	Canada	**1,095**	998	1,124	m³. Volumes are estimated.
	US	**0.5**	6	0.1	
	UK	**32**	123	66	
	Norway	**13**	1	9	
	Malaysia	**9**	65	0.1	
	Global	**1,149**	1,193	1,199	
Occupational Health and Safety					
Lost time injury frequency [5]	North America	1.32	–	–	The number of lost time injuries (fatalities and lost workday cases) per 1,000,000 exposure hours. Includes certain contractors in the UK, Norway, Malaysia and Indonesia.
	North Sea	3.78	–	–	
	Southeast Asia	0.74	–	–	
	Global	1.83	1.65	1.95	
Total recordable injury frequency [5]	North America	4.51	–	–	The number of recordable injuries (fatalities, lost and restricted workday cases and medical treatments) per 1,000,000 exposure hours. Includes certain contractors in the UK, Norway, Malaysia and Indonesia.
	North Sea	8.92	–	–	
	Southeast Asia	1.18	–	–	
	Global	5.03	–	–	
Fatalities	Global	**3**	1	7	See pages 17, 25 and 26 for more information. Includes contractors.

1 Base data used to calculate KPIs include both measured and production-based estimates.

2 Includes direct emissions and indirect emissions associated with electrical power consumption. Numbers may vary from those reported to regional authorities due to differences in reporting criteria.

3 Certain comparative data for 2006 and 2007 have been revised to conform to the calculation methodology used in the current year. These refinements in calculation methodology include increased use of site-specific fuel emission and energy factors and recent electricity emission factors. The revisions are less than 5% for most indicators, but range from 5 to 10% for the Norway emissions and Malaysia energy use values.

4 Values may not be directly comparable across regions and reporting years. Analytical methods vary according to jurisdictional requirements. UK 2006 and 2007 values have been restated to include onshore terminals. Malaysia 2007 value has been revised due to enhanced calculation methodology.

5 In 2008, Talisman revised the methodology for measuring exposure hours to facilitate improved external benchmarking and alignment with the Company's HSE Policy. Historical safety performance data previously reported have not been revised and, as such, direct comparisons are not possible.

economic performance data[1]

KPI	Country	2008	2007	2006	Notes
Production[2]	Canada	171.1	175.0	188.4	mboe/d.
	US	12.1	14.2	16.5	
	UK	96.6	112.9	120.1	
	Netherlands	3.4	3.8	3.5	
	Norway	34.8	30.6	31.8	
	Denmark	1.2	2.3	3.1	
	Indonesia	56.0	49.3	44.9	
	Malaysia	29.9	36.3	46.2	
	Vietnam	2.3	1.2	1.8	
	Australia	3.1	5.2	7.3	
	Algeria	15.1	13.2	12.4	
	Tunisia	1.0	1.1	0.8	
	Trinidad and Tobago	4.9	6.4	8.4	
	Total	431.5	451.5	485.2	
Financial Performance					
Gross sales revenue[2]	Canada	3,877	2,907	3,192	Millions of dollars. Gross sales revenue from oil, natural gas and natural gas liquids before hedging and royalties.
	US	267	246	295	
	UK	3,496	2,918	2,919	
	Netherlands	94	72	70	
	Norway	1,192	826	809	
	Denmark	45	77	81	
	Indonesia	1,494	981	874	
	Malaysia	864	916	1,025	
	Vietnam	26	34	36	
	Australia	95	166	190	
	Algeria	509	398	304	
	Tunisia	51	40	17	
	Trinidad and Tobago	180	175	218	
	Total	12,190	9,756	10,030	
Indirect Economic Impacts					
Exploration and development expenditures[2]	Canada	2,003	1,620	2,215	Millions of dollars. The majority of expenditures in Other relates to unallocated head office exploration costs. UK 2006 total includes $6 million spent in Germany.
	US	494	230	265	
	UK	739	1,251	1,212	
	Netherlands	26	31	12	
	Norway	855	601	324	
	Denmark	29	12	9	
	Indonesia	109	32	76	
	Malaysia	318	350	200	
	Vietnam	272	127	41	
	Australia	69	3	14	
	Algeria	14	29	70	
	Tunisia	15	9	4	
	Trinidad and Tobago	20	98	84	
	Colombia	36	8	3	
	Peru	20	22	3	
	Qatar	20	4	22	
	Other	67	22	24	
	Total	5,106	4,449	4,578	

1 The economic performance data presented here have been extracted from Talisman's audited Consolidated Financial Statements for the year ended December 31, 2008, with the exception of production statistics and remuneration.

2 Includes continuing and discontinued operations.

economic performance data

KPI	Country	2008	2007	2006	Notes
Employee remuneration	Canada	**439**	378	347	Millions of dollars. Expatriate remuneration is included in the home country totals.
	US	**11**	11	9	
	UK	**135**	84	71	
	Netherlands	**0.7**	0.7	0.6	
	Norway	**42**	28	20	
	Indonesia	**3**	0.8	0.6	
	Malaysia/Vietnam	**20**	19	15	
	Peru	**3**	–	–	
	Global	**653.7**	521.5	463.2	
Fiscal Contributions to Host Governments					
Total Taxes [2]	Canada	30	186	46	Millions of dollars. Not all of this expense represents cash payments to host governments. Under certain contractual terms, royalties and taxes represent the entitlement of the host government to a portion of production. Talisman does not distinguish between cash payments and 'commodity-based payments' in determining the Company's total fiscal contribution to host governments. Talisman recognizes such amounts at market prices in the month the Company sells its share of production. With respect to other material payments of $1 million or greater paid to governments, Talisman paid $10 million to the Government of Norway as a carbon tax, licence fee and NOx fee. Talisman also paid the Government of Vietnam a $1 million first production bonus for the Song Doc field. Talisman also paid the Government of Kurdistan US$220 million for the sole purpose of providing financial support to infrastructure and capacity building projects for the benefit of the people in the region. Taxes represent current tax expense and current production taxes.
	US	1	(2)	(15)	
	UK	792	352	438	
	Netherlands	30	24	21	
	Norway	238	179	200	
	Denmark	9	10	15	
	Indonesia	308	183	203	
	Malaysia	47	108	117	
	Vietnam	6	8	8	
	Australia	21	83	89	
	Algeria	72	53	37	
	Tunisia	35	12	4	
	Trinidad and Tobago	51	50	60	
	Colombia	1	1	–	
	Peru	–	–	–	
	Qatar	–	–	–	
	Kurdistan region of northern Iraq	–	–	–	
	Other	2	1	3	
	Total	1,643	1,248	1,226	
Total Royalties [2]	Canada	590	475	541	Millions of dollars. Royalties and taxes paid to the Government of Malaysia include the Government of Vietnam's share of the PM-3 CAA royalties and taxes. Royalties represent cash payments and, in certain foreign operations, the entitlement of the respective governments to a portion of Talisman's share of production. For additional information, see the Notes to Talisman Energy Inc.'s Consolidated Financial Statements for the year ended December 31, 2008.
	US	–	–	–	
	UK	–	–	–	
	Netherlands	–	–	–	
	Norway	–	–	–	
	Denmark	2	4	4	
	Indonesia	631	391	316	
	Malaysia	432	443	475	
	Vietnam	1	6	6	
	Australia	–	–	–	
	Algeria	291	178	131	
	Tunisia	5	5	3	
	Trinidad and Tobago	26	20	32	
	Colombia	–	–	–	
	Peru	–	–	–	
	Qatar	–	–	–	
	Kurdistan region of northern Iraq	–	–	–	
	Other	–	–	–	
	Total	1,978	1,522	1,508	

advisories

forward-looking information

This Corporate Responsibility Report contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, statements regarding:

- planned development and implementation of global HSE/OI standards and teams;

- planned development of global health standards;

- planned development of global climate change goals;

- planned 360-degree feedback processes for Talisman's senior management;

- planned update of the Long-Term Incentive Program;

- planned rollout of new global workforce strategy;

- planned global contractor safety standard and implementation of safe driving standards in North America;

- planned piloting of a scholarship program in Vietnam;

- planned inclusion of Ethics Awareness training in new employee induction;

- expected timing of decision regarding appeal and merits of Alien Tort Claims Act litigation;

- planned unconventional exploration through pilot and development drilling in Canada and the United States;

- planned use of educational video regarding consultation process with the Aseniwuche Winewak Nation;

- expected first production from the Yme field;

- expected EU ETS compliance costs in Norway and the UK;

- expected first oil from the Northern Fields project;

- planned corrective actions for safety procedures;

- planned environmental study prior to drilling in Sulawesi;

- planned installation of equipment at the Bunga Raya and Bunga Orkid production platforms;

- expected emissions increases at PM-3 CAA; and

- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Planned drilling and pilot programs and expected production are based on Talisman's 2009 capital program as announced on January 13, 2009. The material assumptions supporting the 2009 capital program are: (1) 2009 annual production of approximately 430,000 boe/d; (2) a US$40/bbl WTI oil price for 2009 and (3) a US$5/mmbtu NYMEX natural gas price for 2009.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Corporate Responsibility Report. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

- risks and uncertainties involving geology of oil and gas deposits;

- the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

- the uncertainty of estimates and projections relating to production, costs and expenses;

- the impact of the economy and credit crisis on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;

- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

- the outcome and effects of any future acquisitions and dispositions;

- health, safety and environmental risks;

- uncertainties as to the availability and cost of financing and changes in capital markets;

- uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

- changes in general economic and business conditions;

- uncertainties as to the availability and cost of financing and changes in capital markets;

- the possibility that government policies or laws may change or government approvals may be delayed or withheld; and

- results of the Company's risk mitigation strategies, including insurance and hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results or strategy are included under the heading "Risk Factors" in the Company's AIF and elsewhere in the AIF. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

oil and gas information

Throughout this Corporate Responsibility Report, the calculations of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl) and is based on an energy equivalence conversion method. This report also includes references to mcf equivalent (mcfe) which is calculated at a conversion rate of one barrel of oil to six thousand cubic feet of natural gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ratio of 1 bbl:6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalence at the wellhead.

Talisman makes reference to production volumes in the Corporate Responsibility Report. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

glossary and abbreviations

Barrel or bbl Petroleum industry standard barrel equaling 0.159 m^3

bcfe/d Billion cubic feet equivalent per day

boe Barrels of oil equivalent

boe/d Barrels of oil equivalent per day

CH_4 Methane

CO_2e Carbon dioxide equivalent

Corporate Responsibility Defined by the World Business Council for Sustainable Development as the continuing commitment by business to behave ethically and contribute to economic development while improving the quality of life of the workforce and their families as well as the local community and society at large.

EU European Union

Environmental Audit Systematic, documented verification process of objectively obtaining and evaluating audit evidence to determine whether specified environmental activities, events, conditions, management systems or information about these matters conform with audit criteria.

Environmental Impact Assessment or EIA A set of activities designed to contribute pertinent environmental information to project or program decision-making.

Gigajoules or GJ 10^9 joules or one billion joules.

United Nations Global Compact or UNGC An initiative launched by Kofi Annan, former Secretary General of the UN, to engage the private sector in helping address common issues of environmental protection, human rights and labour.

Global Reporting Initiative or GRI A multi-stakeholder process and independent institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines.

Kyoto Protocol The UN Framework Convention on Climate Change (UNFCCC) was adopted in Kyoto on December 11, 1997. It contains quantified GHG emissions limitation and reduction commitments, expressed in CO_2e, for signatory countries.

m^3 Cubic metres

mboe/d Thousand barrels of oil equivalent per day

mcf Thousand cubic feet

mg/L Milligram per litre

mmboe Million barrels of oil equivalent

mmcf/d Million cubic feet per day

Non-Government Organizations or NGOs Groups with mutual interests and objectives that are non-profit and independent of government.

Operator Company appointed by the coventurers in a licence to manage the exploration for and, if successful, the production of oil and gas on behalf of the coventurers.

Production Carbon Intensity or PCI The mass of carbon dioxide equivalent emissions emitted during the production of each unit of oil and gas.

Production Energy Intensity or PEI The amount of energy consumed in the production of each unit of oil and gas.

UK United Kingdom

UN United Nations

US United States of America

















Dow Jones Sustainability Indexes Member 2008/09

JSI JANTZI SOCIAL INDEX

CARBON DISCLOSURE PROJECT

CBSR CANADIAN BUSINESS FOR SOCIAL RESPONSIBILITY

CANADIAN ASSOCIATION OF PETROLEUM PRODUCERS STEWARDSHIP

EITI Extractive Industries Transparency Initiative

THE GLOBAL COMPACT WE SUPPORT

VOLUNTARY PRINCIPLES ON SECURITY & HUMAN RIGHTS

A+ GRI REPORT GRI CHECKED

corporate information

board of directors

(as at March 1, 2009)

Douglas D. Baldwin [2,3,4,6]
Alberta, Canada
Chairman, Talisman Energy Inc.

William R.P. Dalton [1,3]
Arizona, United States

Kevin S. Dunne [5,6]
Tortola, British Virgin Islands

John A. Manzoni [2,5]
Alberta, Canada

Lawrence G. Tapp [4]
British Columbia, Canada

Stella M. Thompson [2,4,5]
Alberta, Canada

John D. Watson [1,3]
Alberta, Canada

Robert G. Welty [1,3]
Alberta, Canada

Charles R. Williamson [2,3,4]
California, United States

Charles W. Wilson [1,5,6]
Colorado, United States

1 Member of Audit Committee
2 Member of Executive Committee
3 Member of Governance and Nominating Committee
4 Member of Management Succession and Compensation Committee
5 Member of Health, Safety, Environment and Corporate Responsibility Committee
6 Member of Reserves Committee

executive

(as at March 1, 2009)

John A. Manzoni
President and Chief Executive Officer

A. Paul Blakeley
Executive Vice-President,
International Operations (East)

Ronald J. Eckhardt
Executive Vice-President,
North American Operations

T. Nigel D. Hares [7]
Executive Vice-President,
International Operations (West)

Robert M. Redgate
Executive Vice-President,
Corporate Services

Robert R. Rooney
Executive Vice-President,
Legal and General Counsel

John 't Hart [7]
Executive Vice-President, Exploration

L. Scott Thomson
Executive Vice-President,
Finance and Chief Financial Officer

7 Will be retiring in 2009. Effective March 2, 2009, Paul Smith was appointed Executive Vice-President, International Operations (West) and Richard Herbert was appointed Executive Vice-President, Exploration.

annual and special meeting

The annual and special meeting of shareholders of Talisman Energy Inc. will be held at 10:30 am on Wednesday, April 29, 2009 in the Exhibition Hall, North Building of the TELUS Convention Centre, 136-8th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by Internet, or (iii) by signing and returning the Form of Proxy or Voting Instruction Form mailed with the Management Proxy Circular.







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we want to hear from you

Questions and views on the Report and on Talisman's corporate responsibility efforts may be directed to the Vice-President of Corporate Responsibility and Government Affairs at: Talisman Energy Inc., Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada T2P 5C5 Telephone: 403-237-1234 Facsimile: 403-237-1902 E-mail: tlm@talisman-energy.com



Talisman has produced a separate Annual Report Summary and Annual Financial Report. These reports are available by contacting the Company and can also be viewed or downloaded at www.talisman-energy.com

TALISMAN
E N E R G Y